Exhibit 99.1

Innoviz Technologies Introduces Innoviz360, a New HD
LiDAR Category with 10x the Performance and Significantly
Lower Cost Versus Existing Solutions
 Total Addressable Market (TAM) updated to $75B by 2030 for any type of application

●	Innoviz360 is a new, patent-pending HD LiDAR architecture that represents a breakthrough in performance versus traditional standard resolution spinners.
●	The new Innoviz360 features 360°x64° degree coverage, 0.05°x0.05° resolution, and up to 1280 scanning lines and 300m range while cutting down the cost significantly versus other solutions.
●
Featuring the innovative automotive-grade LiDAR architecture that Innoviz is known for, Innoviz360 is compatible with Shuttles, Robotaxis and Trucks in the automotive space (L4-L5) as well as many non-automotive applications.

●	The new product complements InnovizOne and InnovizTwo, front looking LiDARs that are targeting high level of automation and are optimized for passenger vehicles (L2-L3).
●
Innoviz360 is expected to generate revenues starting in 2023. Innoviz360 adds new total addressable market (TAM) for non-automotive applications which is expected to be $20B by 2030, in addition to $55B TAM for automotive applications.

●
Innoviz expects samples of its Innoviz 360 HD LiDAR to be available in Q4 2022. On Wednesday and Thursday, January 5 and 6, at 4:00 pm PT, Innoviz management will host a happy hour at the Innoviz booth #3855 at CES 2022 in Las Vegas, Nevada.

      Innoviz360 for full automation in scale for L4-L5 automotive applications as well as beyond the automotive space

Tel Aviv, Israel – January 5, 2022 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading provider of high-performance, reliable and affordable LiDAR sensors and perception software, introduces a next-generation sensor to its product line - the Innoviz360.

After delivering on its InnovizTwo LiDAR promises, Innoviz continues to demonstrate its ability to innovate and launch new product lines with the Innoviz360. This third-generation LiDAR product will be offered alongside Innoviz’s perception software, which converts the LiDAR’s raw point cloud data into high-quality outputs for outstanding object detection, classification and tracking.

The new Innoviz360 HD LiDAR sensor represents a breakthrough that leapfrogs traditional, standard-resolution spinner solutions that are performance limited, expensive, big and unreliable. Unlike traditional spinner solutions that are performance limited with only up to 128 scanning lines, the new, lightweight, Innoviz360 LiDAR allows multiple scanning software configurations with up to 1280 scanning lines (10x) at a cost-effective and durable solution than traditional 360 LiDARs.

Innoviz360’s HD, wide FoV (360°x64°) and reduced cost will help overcome major challenges in achieving full automation in scale for L4-L5 automotive applications, such as robotaxis, shuttles and trucks, and opens new market opportunities for Innoviz beyond the automotive space. These industries include logistics, mapping, industrial and smart infrastructures, which are expected to provide new meaningful revenues for the Company starting in 2023. Innoviz expects samples of its Innoviz 360 HD LiDAR to be available in Q4 2022.

“After successfully solving the limitations of LiDARs for the passenger vehicle industry with InnovizTwo, we are excited to bring the disruption to the spinner category with our new Innoviz360 HD LiDAR", said Innoviz Co-Founder and CEO Omer Keilaf. "With its high-resolution and wide field of view, the new architecture breaks through the performance and cost limitations of traditional and standard-resolution 360 spinners which will support not only the needed growth in the automotive market, but also in emerging markets such as smart infrastructure, logistics and Industrial”.

The new Innoviz360 LiDAR can serve platforms such as the NVIDIA DRIVE, an end-to-end development platform and reference architecture for designing and safely deploying autonomous vehicles.

“New solutions and innovations such as the Innoviz360 running on our open and scalable DRIVE platform can help the industry achieve truly autonomous transportation,” said Gary Hicok, Senior Vice President of Engineering at NVIDIA.

Demonstration of Innoviz products at CES 2022:
Innoviz will demonstrate its LiDAR technologies at the upcoming CES® in Las Vegas, Nevada, from January 5-8, 2022. This will be the first ever opportunity for the public to observe InnovizTwo’s performance. In addition to InnovizTwo, Innoviz will also be demonstrating the InnovizOne LiDAR sensor at the show floor in booth #3855, and will be conducting a driving demonstration of InnovizOne on the streets of Las Vegas.

Additional demonstration of InnovizOne at CES® will be in REE’s booth #4865, where the high-performance automotive-grade LiDAR sensor will be displayed on REE’s brand new autonomous delivery concept vehicle platform, the Leopard.

Events and media availability:
- On Wednesday, January 5, at 12PM PT, Innoviz CEO Omer Keilaf will host a webinar regarding the new Innoviz360 LiDAR. Attendees can join the meeting from their computer or Teams mobile app. To view the presentation, please click here.
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- On Wednesday and Thursday, Jan 5 and 6, Innoviz management will host a happy hour in booth number 3855 in the West Hall at 4:00 pm PT.

- Innoviz Co-Founders CEO Omer Keilaf and CBO Oren Rosenzweig will be available for media interviews and investor briefings. To coordinate a press briefing, live demo or a ride along in the Innoviz ‘Grizzly’ (demo vehicle) on the streets of Las Vegas during CES, please contact: media@innoviz-tech.com. To coordinate an investor briefing during CES, please contact: investors@innoviz-tech.com.

Innoviz location: Booth #3855, West Hall

About Innoviz Technologies
Innoviz is a global leader in LiDAR technology, working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been elected both by an internationally-recognized premium car brand for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit www.innoviz.tech.

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Media Contact
Media@innoviz-tech.com

Investor Contact
Maya Lustig
Innoviz Technologies
+972 54 677 8100
Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates and Innoviz's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on April 21, 2021 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.